Green SEA Resources Inc. 130 Adelaide Street West Suite 3303 Toronto, ON M5H 3P5 Tel: (416) 365-2783

December 1, 2011

BY EDGAR, EMAIL AND FEDEX

Mellissa Campbell Duru, Esq.

Special Counsel

Office of Mergers & Acquisitions

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0303

Re:	Natural Resources USA Corporation

Amendment No. 2 to Schedule 13E-3 filed by Green SEA

Resources Inc. and GSR Acquisition Corp.

Filed November 17, 2011

File No. 5-52031

Dear Ms. Duru:

Concurrently with the delivery of this letter, Green SEA Resources Inc. and GSR Acquisition Corp. are filing Amendment No. 3 to the Schedule 13E-3 of even date herewith (the “Schedule 13E-3/A”), containing certain non-substantive revisions and other updated information to the Schedule 13E-3. For your convenience, we are providing supplementally a courtesy copy of the Schedule 13E-3/A, marked to show all changes from Amendment No. 2 to the Schedule 13E-3 filed November 17, 2011. Exhibits (a)(2) and (a)(3) to the Schedule 13E-3/A are marked to show changes from the last respective dates such exhibits were filed as exhibits to a version of the Schedule 13E-3. Capitalized terms that are used but not defined in this letter shall have the meanings ascribed to them in the Schedule 13E-3/A.

If you have any questions regarding the Schedule 13E-3/A, please feel free to contact me at (416) 649-9283. In addition, you may direct correspondence to me by facsimile at (416) 867-9384.

Ms. Mellissa Campbell Duru

December 1, 2011

Sincerely,

/s/ D’Arcy Doherty

D’Arcy Doherty
Vice President, Legal & General Counsel Green SEA Resources Inc.

cc:	Thomas M. Rose

Troutman Sanders LLP